BEST AVAILABLE COPY

02 OCT 10 AM 11:13

TAYLOR NELSON SOFRES PLC

Direct tel: +44 (0) 208 967 4108
Direct fax: +44 (0) 208 967 1334
E-mail: Judith.George@tnsofres.com
File Ref: 82-4668v

Securities and Exchange Commission
Filing Desk
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.,
Washington, DC 20549
United States
BY DHL

02055369

7 October 2002

SUPPL

Dear Sir/Madam

Taylor Nelson Sofres plc: file no. 82-4668v

In accordance with the requirements of 12g3-2b please find enclosed:-

- Annual Return form 363 in connection with Customer Satisfaction Surveys Limited
- Holdings in Company
- Dealing by substantial shareholder

Please acknowledge safe receipt by date-stamping and returning a copy of this letter to me.
My fax number is 44 020 8967 1334.

PROCESSED
NOV 04 2002
THOMSON
FINANCIAL

Yours faithfully

Judith George
Assistant Company Secretary

Encls.

dlw 10/30

cc. Zafar Aziz, Bank of New York (London) – 020 7964 6028
Robert Goad, Bank of New York (US)- 001 212 571 3051

f:\users\legal\cherylb\securities\021007 various.doc

London STOCK EXCHANGE | RNS The company news service from the London Stock Exchange 1

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Announcement Submitted

Your announcement has been successfully submitted and will be released by RNS in accordance with your instructions. Th announcement details are reproduced below for your information:

Company Name	Taylor Nelson Sofres PLC
Category	Holding(s) in Company
Headline	Holding(s) in Company
Release Instructions	Immediate Release
Related Company Information	None
Additional Distribution	None.
Contact Name	Judith George
Contact Telephone No	020 8967 4655

02 OCT 10

The RNS number for the announcement is 9748B.

Announcement 9748B will now appear in your Status List.

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London STOCK EXCHANGE | RNS The company news service from the London Stock Exchange 1

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View Announcement

status list

Announcement Details

Company	Headline	Embargo	Last Update	Ad
Taylor Nelson Sofres PLC	Holding(s) in Company		14:21 2 Oct 02	

Full Announcement Text

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

1. Name of company TAYLOR NELSON SOFRES plc	2. Name of shareholder having a major interest LEGAL & GENERAL INVESTMENT MANAGEMENT
3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 2. ABOVE	4. Name of the registered holder(s) and, if more than one holder, number of shares held by each of them HSBC GLOBAL CUSTODY NOMINEE (UK) Ltd a/c 775245 1,754,478 shares HSBC GLOBAL CUSTODY NOMINEE (UK) Ltd a/c 360509 327,200 shares HSBC GLOBAL CUSTODY NOMINEE (UK) Ltd a/c 357206 9,322,871 shares HSBC GLOBAL CUSTODY NOMINEE (UK) Ltd a/c 866203 366,200 shares

5. Number of shares/amount of stock acquired 192,861	6. Percentage of issued class 0.049%	7. Number of shares/amount of stock disposed N/A	8. Percentage of issued class N/A

9. Class of security ORDINARY SHARES, 5 PENCE EACH	10. Date of transaction 1 OCTOBER 2002	11. Date company informed 2 OCTOBER 2002
12. Total holding following this notification 11,770,749 SHARES	13. Total percentage holding of issued class following this notifica 3.01%	

14. Any additional information N/A	**15.** Name of contact and telephone number for queries IAN PORTAL, GROUP COMPANY SECRETARY 020 8967 2196
16. Name and signature of authorised company official responsible for making this notification JUDITH GEORGE, ASSISTANT COMPANY SECRETARY Date of notification 2 OCTOBER 2002	

~~Company Announcements Office, Old Broad Street, London EC2N 1HP~~
~~Facsimile: 020 7588 6057, 020 7334 8964/8965/8966 **(PLEASE DO NOT POST)**~~
~~Enquiries: Company Monitoring; UK Listing Authority~~

Direct tel: +44 (0) 208 967 4108
Direct fax: +44 (0) 208 967 1334
E-mail: Judith.George@tnsofres.com

The Registrar of Companies
Companies House
Crown Way
Maindy
Cardiff CF4 3UZ

19 September 2002

Dear Sir/Madam

Customer Satisfaction Surveys Limited
Registered no: 2033151

I enclose completed and duly signed form 363s annual return in connection with the above-named company together with cheque for £15.00 being the filing fee due.

Please acknowledge safe receipt by date stamping and returning the enclosed duplicate of this letter in enclosed stamped addressed envelope.

Yours faithfully

Judith George

Encls.

cc. Securities and Exchange Commission, Filing Desk, Division of Corporation Finance, Office of International Corporate Finance, 450 Fifth Street, N.W., Washington, DC 20549, United States **BY DHL**

Zafar Aziz, Bank of New York (London) - 020 7964 6028
Robert Goad, Bank of New York (US) – 001 646 885 3043

f:\users\legal\judi_g\general3\298let.doc

Companies House
— for the record —

Company Name
CUSTOMER SATISFACTION SURVEYS LIMITED

363s Annual Return

> Please check the details printed in blue on this statement.
> If any details are wrong, strike them through and write the correct details in the "Amended details" column.
> Please use black pen and write in capitals.

Company Type
Private Company Limited By Shares

Company Number
033151

Information extracted from Companies House records on
0th August 2002

Section 1: Company details

ef: 2033151/03/10

	Current details	Amended details
Registered Office Address *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Taylor Nelson Sofres Plc Westgate London W5 1UA**	Address UK Postcode
Register of Members *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Address where the Register is held At Registered Office**	Address UK Postcode
Register of Debenture Holders *any of the details are wrong, strike them through and fill in the correct details the "Amended details" column.*	**Not Applicable**	Address UK Postcode
Principal Business Activities *any of the details are wrong, strike them through and fill in the correct details the "Amended details" column.* *Please enter additional principal activity code(s) in "Amended details" column. See notes for guidance for list of activity codes.*	**SIC Code** **Description** **7440** **Advertising**	**SIC CODE** **Description**

ompany Number - 2033151

Section 2: Details of Officers of the Company

	Current details	Amended details
Company Secretary *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Company Secretary must be notified on form 288.*	**Name** Paul Simon Kent WRIGHT **Address** 29 Turney Road Dulwich London SE21 7JA	Name IAN JOHN PORTAL ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address 8 SHAKESPEARE ROAD HARPENDEN HERTFORDSHIRE UK Postcode AL5 5ND Date of change 26/06/2002 Date Paul Simon Kent WRIGHT ceased to be secretary (if applicable) 26/06/2002
Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288.*	**Name** Ben BOLTON **Address** 48 Mill Road Epsom Surrey KT17 4AR **Date of birth** 21/09/1962 **Nationality** British **Occupation** Market Research	Name ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address UK Postcode Date of birth / / Nationality Occupation Date of change / / Date Ben BOLTON ceased to be director (if applicable) 22/01/1999

	Current details	Amended details
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288.*	**Name** Antony Brian COWLING **Address** 4 Links Road Epsom Surrey KT17 3PS **Date of birth** 02/01/1936 **Nationality** British **Occupation** Director	Name ______ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ______ ______ ______ UK Postcode Date of birth __ / __ / ____ Nationality ______ Occupation ______ Date of change __ / __ / ____ Date Antony Brian COWLING ceased to be director (if applicable) __ / __ / ____
Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288.*	**Name** David Soutar LOWDEN **Address** The Squirrels Riversdale Bourne End Buckinghamshire SL8 5EB **Date of birth** 16/08/1957 **Nationality** British **Occupation** Accountant	Name ______ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ______ ______ ______ UK Postcode Date of birth __ / __ / ____ Nationality ______ Occupation ______ Date of change __ / __ / ____ Date David Soutar LOWDEN ceased to be director (if applicable) __ / __ / ____

	Current details	Amended details
Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288.*	**Name** David Severo RACADIO **Address** 35 Broughton Road London W13 8QW **Date of birth** 20/05/1963 **Nationality** Usa **Occupation** Researcher	Name ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address UK Postcode Date of birth __ / __ / ____ Nationality Occupation Date of change __ / __ / ____ Date David Severo RACADIO ceased to be director (if applicable) 22 / 01 / 1999
Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288.*	**Name** Hugh Robert STAMMERS **Address** Braemar Horsley Road Downside Cobham Surrey KT11 3JZ **Date of birth** 13/12/1939 **Nationality** British **Occupation** Director	Name ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address UK Postcode Date of birth __ / __ / ____ Nationality Occupation Date of change __ / __ / ____ Date Hugh Robert STAMMERS ceased to be director (if applicable) 12 / 06 / 2001

Company Number - 2033151

Section 4: Details of Shareholders

> The details we hold on your company's shareholders and their shareholdings are printed below. These are based on your last Annual Return.

> If any details have changed, or if any shares have been transferred, please fill in the details in the *"Amended details"* or *"Shares transferred"* column.

> Please give details of any other shareholders in Section 5.

Current details	Amended details	Shares transferred
Shareholder Name ~~TAYLOR NELSON SOFRES GROUP LTD~~	Name TNS UK LIMITED	
Address Westgate London W5 1UA	Address ____ ____ ____ UK Postcode ____ ___	**Shares transferred by** TAYLOR NELSON SOFRES GROUP LTD
Shares held *Class* Ordinary — *Number* 100	**Shares held** *Class* ____ *Number* ____	*Class* ____ *Number* ____ *Date of transfer* __/__/____

Section 3: Share Capital

	Current details	Amended details
> **Issued Share Capital** *This table shows the total number of shares that have been issued by your company and their Nominal Value. If any of the details are wrong, please fill in the correct details.*	**Class of share** Ordinary	Class of share
	Nominal value of each share £1.00	Nominal value of each share
	Number of shares issued 100	Number of shares issued
	Aggregate Nominal Value of issued shares £100.00	Aggregate Nominal Value of issued shares
> **Total shares issued and value** *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Total number of shares issued** 100	Total number of shares issued
	Total Nominal value of shares issued £100.00	Total Nominal value of shares issued

> **At the date of this Annual Return, if the company has altered or changed its share capital in any way or allotted new shares, please refer to the guidance notes for details of the appropriate form that should be sent with this Annual Return. Annual return guidance notes are available on the Companies House web site at www.companieshouse.gov.uk or by ringing 0870 3333636.**

Company Number - 2033151

Section 5: Details of Other Shareholders

> Please fill in details of any persons or corporate bodies who are shareholde the company at the date of this return, but whose details are not printed in Section 4.

> Also, provide the details of any persons who became but have ceased to be shareholders of the company since the date of the last annual return.

> For jointly held shares please list those joint shareholders consecutively on t form. If a joint shareholder also holds shares in their own right, list that holdi separately.

> Please copy this page if there is not enough space to enter all the company's other shareholders.

Shareholders details	Class and number of shares or amount of stock held	Class and number of shares or amount of stock transferred (If appropriate)	Date of registration of transfer (If appropriate)
Name Address UK Postcode			
Name Address UK Postcode			
Name Address UK Postcode			
Name Address JK Postcode			

Company Number - 2033151

Companies House
— for the record —

363s Annual Return Declaration

> When you have checked all the sections of this form, please complete this page and sign the declaration below.

> If you want to change the made up date of this annual return, please complete 2 below.

1. Declaration

☐ I confirm that the details in this annual return are correct as at the made-up-date (shown at 2 below). I enclose the filing fee of £15.

Signature [signature] (Director / Secretary)

Date 29/09/2002

This date must not be earlier than the return date at 2 below

What to do now

Complete this page then send the whole of the Annual Return and the declaration to the address shown at 4 below.

2. Date of this return

☐ This AR is made up to ***31/8/2002***

If you are making this return up to an earlier date, please give the date here

__ __ / __ __ / __ __ __ __

Note: The form must be delivered to CH within 28 days of this date

3. Date of next return

☐ If you wish to change your next return to a date earlier than **31st August 2003** please give the new date here:

__ __ / __ __ / __ __ __ __

4. Where to send this form

☐ Please return this form to:

Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

OR

For members of the Hays Document Exchange service
DX 33050 Cardiff

Have you enclosed the filing fee with the company number written on the reverse of the cheque?

Cheque ☑ *Postal Order* ☐ *Cheque / Postal Order Number* 000153

(Please complete as appropriate)

Contact Address

You do not have to give any contact information below, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Contact Name: JUDITH GEORGE

Telephone number *inc code*: 020 8967 4655

Address: TNS plc, WESTGATE
LONDON

DX number *if applicable*

DX exchange

Postcode: W5 1UA

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

AVS NO 479219

All relevant boxes should be completed in block capital letters.

1. Name of company TAYLOR NELSON SOFRES plc	**2.** Name of shareholder having a major interest STANLIFE NOMINEES LIMITED
3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 2. ABOVE	**4.** Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them STANLIFE NOMINEES LIMITED

5. Number of shares/amount of stock acquired N/A	**6.** Percentage of issued class N/A	**7.** Number of shares/amount of stock disposed 250,000	**8.** Percentage of issued class 0.063%

9. Class of security ORDINARY SHARES, 5 PENCE EACH	**10.** Date of transaction 24 SEPTEMBER 2002	**11.** Date company informed 24 SEPTEMBER 2002
12. Total holding following this notification 11,713,908 SHARES	**13.** Total percentage holding of issued class following this notification 2.99%	

14. Any additional information N/A	**15.** Name of contact and telephone number for queries IAN PORTAL, GROUP COMPANY SECRETARY 020 8967 2196
16. Name and signature of authorised company official responsible for making this notification JUDITH GEORGE, ASSISTANT COMPANY SECRETARY Date of notification __2 OCTOBER 2002____	

~~Company Announcements Office, Old Broad Street, London EC2N 1HP~~
~~Facsimile: 020 7588 6057, 020 7334 8964/8965/8966 **(PLEASE DO NOT POST)**~~
~~Enquiries: Company Monitoring; UK Listing Authority~~